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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-03006

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY / NYSE Arca, Inc.

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Ramon Cojuangco Building, Makati Ave., Makati City, Philippines 0721 / (632) 816-8553

(Address, including zip code, and telephone number, including area code, of issuer’s principal executive offices)

PHILIPPINE LONG DISTANCE TELEPHPONE COMPANY, ADS

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration

¨ 17 CFR 240.12d2-2(a)(1)

¨ 17 CFR 240.12d2-2(a)(2)

¨ 17 CFR 240.12d2-2(a)(3)

¨ 17 CFR 240.12d2-2(a)(4)

¨ Pursuant to 17 CPR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.[1]

ý Pursuant to 17 CPR 240.12d2-2(c), the issuer has complied with the rules of the Exchange and the requirements of 17 CPR 240.12D2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirement of the Securities Exchange Act of 1934, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

January 31, 2007 By /s/ MA. LOURDES C. RAUSA-CHAN Corporate Secretary and SVP

Date MA. LOURDES C. RAUSA-CHAN Title

Name

December 18, 2006

NYSE Arca, Inc.

NYSE Arca Equities, Inc.

100 S. Wacker Drive, Suite 1800

Chicago, Illinois 60606

Re: Voluntary Delisting

Ladies and Gentlemen:

In my capacity as President and Chief Executive Officer of PHILIPPINE LONG DISTANCE TELEPHONE COMPANY (“PLDT” or the “Company”), I am writing to give notice to you of the Company’s intent to voluntarily delist from NYSE Arca Equities, Inc. (“NYSE Arca”) PLDT American Depositary Shares, each representing one PLDT Common Stock. The Company has determined that it is in the best interest of PLDT and its stockholders that PLDT withdraw the listing of its American Depositary Shares from NYSE Arca in order to eliminate duplicative administrative burdens and costs inherent with dual listing. PLDT American Depositary Shares continue to be listed on the New York Stock Exchange, its principal listing exchange.

The Company also hereby gives permission to NYSE Arca to include PLDT in a press release to be published by NYSE Arca on January 8, 2007 on behalf of a group of dually listed companies voluntarily delisting.

In accordance with the NYSE Arca voluntary delisting process, the Company will post on its website this notice and the abovementioned press release to be published by NYSE Arca, until the delisting becomes effective.

The Company acknowledges that it will not file a Form 25 with the United States Securities and Exchange Commission before January 18, 2007.

Sincerely,

/s/ NAPOLEON L. NAZARENO

NAPOLEON L. NAZARENO

President and Chief Executive Officer

NYSE Arca

CUSTOMER NOTICE

Date of Notice: January 8, 2007

Subject: Issuers Voluntarily Withdraw Dual Listing from NYSE Arca

NYSE Arca, Inc. (formerly the Pacific Exchange), on behalf of the following companies, has today announced that these companies plan to voluntarily withdraw the following securities from listing on NYSE Arca, Inc.  In each case, the securities will continue to be listed on the New York Stock Exchange.

The Adams Express Company

Bluegreen Corporation

Caterpillar Inc.

Constellation Energy Group, Inc.

Champion Enterprises, Inc.

Danaher Corporation

Federal National Mortgage Association ("Fannie Mae")

H. J. Heinz Company

Honeywell International Inc.

H&R Block, Inc.

Hexcel Corporation

International Business Machines Corporation

International Rectifier Corporation

Lehman Brothers Holdings Inc.

Marsh & McLennan Companies, Inc.

The McGraw-Hill Companies, Inc.

Olin Corporation

Peoples Energy Corporation

Petroleum & Resources Corporation

Philippine Long Distance Telephone Company, ADS

PPG Industries, Inc.

Sempra Energy

The Stanley Works

Tenet Healthcare Corporation

Tidewater Inc.

Winnebago Industries, Inc.

Wolverine World Wide, Inc.

W.P. Carey & Co. LLC

The companies have decided to voluntarily withdraw their listing from NYSE Arca, Inc. to eliminate duplicative administrative requirements inherent with dual listings as a result of the NYSE Group's recent merger with Archipelago Holdings, the parent company of NYSE Arca.

Investors are advised to check the specific company’s and NYSE Arca’s Web site and the SEC EDGAR filing system for information regarding each company’s withdrawal status.

NYSE Arca will continue trading the securities of these companies on an unlisted trading privilege basis.

©Copyright 2006 NYSE Arca.

NYSE Arca NYSE Group, Inc. / 100 South Wacker Drive / Suite 1800

Chicago, Illinois 60606

nysearca.com

January 26, 2007

Mr. Napoleon L. Nazareno

President and Chief Executive Officer

Philippine Long Distance Telephone Company

PO Box 2148

Makati City, Philippines

Re: Philippine Long Distance Telephone Company – Request for Voluntary Withdrawal from Listing

Dear Mr. Nazareno:

This letter is to advise that NYSE Arca Equities, Inc. Equity Qualification Staff (“Staff”) has met to consider Philippine Long Distance Telephone Company’s (the “Company”) request to withdrawal its common stock from listing, dated December 18, 2006, to be included in the January 8, 2007 group press release. The request has been appoved.

If the Company wishes to continue with the delisting process, it must file a Form 25 for the removal of the common stock from listing and registration on the Exchange pursuant to Securities Exchange Act of 1934, Rule 12d2-2c.

Upon filing, please forward a copy of the Company’s Form 25, in its entirety to my attention at the Exchange.

Until the Commission grants effectiveness to Philippine Long Distance Telephone Company’s application to delist, it remains imperative that the Company continues to submit all filings, payments of fees, etc. which are associated with being listed on the Exchange.

If you should have any questions pertaining to the Exchange portion of this process, please contact me directly at 312-442-7761 or at sdudek@nyse.com.

Sincerely,

/s/ Stephanie Dudek

Stephanie Dudek

Equity Securities Qualification

NYSE Arca, Inc.

[1] Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

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